SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No.     )*

Tiger Media, Inc.

(Name of Issuer)

Ordinary Shares, par value, $0.0001 per share

(Title and Class of Securities)

G88685105

(CUSIP Number)

Joshua B. Weingard, Esq.

Tiger Media, Inc.

4400 Biscayne Blvd.

Miami, FL 33137

(305) 575-4602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“ Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G88685105	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON MOJICA LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,052,239 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,052,239 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,052,239 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON CO

(1)

MOJICA LIMITED (“MOJICA”) holds 2,052,239 ordinary shares of Tiger Media, Inc. (the “Company”) as nominee for Symbol Media, Inc. (“Symbol Media”), which acquired the shares pursuant to an Asset Purchase Agreement, dated June 17, 2013, as described in Item 3 of this Schedule 13D. Both MOJICA and Symbol Media are owned 24.5% by TGC Partners Limited and 75.5% by Stephen Zhu.

CUSIP No. G88685105	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON TGC Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 800,000(2)
	8	SHARED VOTING POWER 2,052,239(3)
	9	SOLE DISPOSITIVE POWER 800,000(2)
	10	SHARED DISPOSITIVE POWER 2,052,239(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,852,239
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.85%
14	TYPE OF REPORTING PERSON 00

(2)	TGC Partners Limited (“TGC Partners”) holds 800,000 ordinary shares of the Company. Peter Tan is the sole member and Managing Director of TGC Partners.
(3)	These shares are held by MOJICA. TGC Partners owns 24.5% of MOJICA.

CUSIP No. G88685105	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON Peter Tan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,217,976(4)
	8	SHARED VOTING POWER 2,052,239(5)
	9	SOLE DISPOSITIVE POWER 1,217,976(4)
	10	SHARED DISPOSITIVE POWER 2,052,239(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,270,215
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.08%
14	TYPE OF REPORTING PERSON IN

(4)

Includes (i) 800,000 ordinary shares of the Company held by TGC Partners (Mr. Tan is the sole member and Managing Director of TGC Partners), (ii) 209,643 ordinary shares of the Company held by TGC Financial Partners Limited (“TGC Financial”) (Mr. Tan owns 51% of TGC Financial) and (iii) options to purchase 208,333 ordinary shares of the Company held by Mr. Tan which have vested or will vest in the next 60 days.

(5)	These shares are held by MOJICA. TGC Partners owns 24.5% of MOJICA.

CUSIP No. G88685105	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON Stephen Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,052,239(6)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,052,239(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,052,239(6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON IN

(6)	These shares are held by MOJICA. Stephen Zhu owns 75.5% of MOJICA.

CUSIP No. G88685105	SCHEDULE 13D	Page 6 of 9

Item 1. Security and Issuer

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Tiger Media, Inc., a Cayman Islands company (the “Company”). The principal executive offices of the Company are located at K-Wah Center #38-03, 1010 Middle Huaihai Road, Shanghai, China, 200031.

The names of the persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

•	MOJICA LIMITED (“MOJICA”);

•	TGC Partners Limited (“TGC Partners”);

•	Peter Tan; and

•	Stephen Zhu.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

MOJICA is a corporation formed under the laws of the British Virgin Islands. The principal business of MOJICA is for the purpose of making and holding investments. The principal business address of MOJICA is Room 3803, K-Wah Center, 1010 Middle Huaihai Road, Shanghai, China, 200030. MOJICA is owned 24.5% by TGC Partners and 75.5% by Stephen Zhu.

TGC Partners is a corporation formed under the laws of the British Virgin Islands for the purpose of making and holding investments. The principal business address of TGC Partners is K-Wah Center #38-03, 1010 Middle Huaihai Road, Shanghai, China, 200031. Mr. Tan is the sole member and Managing Director of TGC Partners.

Mr. Tan’s principal occupation is Chief Executive Officer of the Company and he is a member of the Board of Directors of the Company. Mr. Tan is a citizen of Malaysia. Mr. Tan’s principal business address is K-Wah Center #38-03, 1010 Middle Huaihai Road, Shanghai, China, 200031.

Mr. Zhu principal occupation is Chief Operating Officer of China Operations for a Company subsidiary. Mr. Zhu is a citizen of China. Mr. Zhu’s principal business address is Room 3803, K Wah Center, 1010 Middle Huaihai Rd. Shanghai, China.

None of the Reporting Persons has, during the last five years, been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration

MOJICA

On June 17, 2013, Tiger Media Yaoyang, a wholly-owned subsidiary of the Company, the Company, and Symbol Media, Inc. (“Symbol Media”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) whereby the Company acquired eight key lease contracts from Symbol Media which will allow the Company to take 100% control of the eight key Shanghai shopping center locations. Consideration for the transaction was US$2.2 million which was paid through the issuance of 2,052,239 ordinary shares of the Company to MOJICA as Symbol Media’s nominee. No cash payments were made by or on behalf of the Reporting Persons in connection with the Asset Purchase Agreement. The description of the Asset Purchase Agreement is qualified in its entirety by the terms and conditions of the Asset Purchase Agreement, which is filed as Exhibit 99.2 hereto, and incorporated herein by reference.

CUSIP No. G88685105	SCHEDULE 13D	Page 7 of 9

TGC Partners

TGC Partners owns 800,000 ordinary shares of the Company, which represents shares purchased in a private placement on August 17, 2013 for $1.00 per share.

Peter Tan

On February 8, 2012, Mr. Tan received an option to purchase 75,000 ordinary shares of the Company with an exercise price of $1.06 per share. This option fully vested on February 8, 2013.

On February 13, 2012, Mr. Tan received an option to purchase 400,000 ordinary shares of the Company with an exercise price of $1.10 per share. This option vests in three equal annual installments commencing on the first anniversary of the grant date.

Also, TGC Financial Partners Limited, an entity in which Mr. Tan owns 51%, owns 209,643 ordinary shares of the Company, which were issued on August 17, 2012 upon the conversion of a convertible promissory note for $209,643 ($200,000 of principal and $9,643 of interest) with a conversion rate of $1.00 per share.

Stephen Zhu

On October 17, 2013, Mr. Zhu received an option to purchase 150,000 ordinary shares of the Company with an exercise price of $1.57 per share. This option vest in three equal annual installments commencing on the first anniversary of the grant date. This option is not exercisable within 60 days of this Schedule 13D.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the ordinary shares of the Company for investment purposes.

Except as otherwise set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction; such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) MOJICA is the beneficial owner of 2,052,239 ordinary shares of the Company (representing approximately 6.37% of the outstanding shares of the Company as of June 19, 2013). TGC Partners is the beneficial owner of 2,852,239 ordinary shares of the Company (representing approximately 8.85% of the outstanding shares of the Company as of June 19, 2013). Peter Tan is the beneficial owner of 3,270,215 ordinary shares, including stock options which have vested or will vest within 60 days of the filing of this Schedule 13D, of the Company (representing approximately 10.08% of the outstanding shares of the Company as of June 19, 2013). Stephen Zhu is the beneficial owner of 2,052,239 ordinary shares of the Company (representing approximately 6.37% of the outstanding shares of the Company as of June 19, 2013).

The number of ordinary shares with respect to which each of the Reporting Persons has or shares voting or dispositive power is set forth in Items 7 through 10 of each of the inside cover pages to this Schedule 13D relating to each Reporting Person (which is incorporated into this Item 5 by reference).

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. G88685105	SCHEDULE 13D	Page 8 of 9

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Asset Purchase Agreement, MOJICA, as Symbol Media’s nominee, agreed that it will not, for a period of one year from the date of the Asset Purchase Agreement (the “Lock-Up Period”), without the prior written consent of the Company, offer, sell, contract to sell, pledge or otherwise dispose of, or contract to dispose of any of the 2,053,239 ordinary shares acquired pursuant to the Asset Purchase Agreement, other than to an affiliate or nominee of Symbol Media. In the event the Company consents to a transfer, the transferee is required to execute an agreement stating that such transferee is receiving and holding the ordinary shares subject to the provisions of the Asset Purchase Agreement. The Lock-Up Period shall not apply in the event of (i) a change of control transaction (as defined in the Asset Purchase Agreement) of the Company or (ii) the Company terminates Peter Tan as its Chief Executive Officer without cause pursuant to Section 7(b) of the Employment Agreement between the Company and Mr. Tan, dated February 7, 2012 (the “Employment Agreement”) or Mr. Tan terminates his employment for good reason pursuant to Section 7(c) of the Employment Agreement. The description of the Asset Purchase Agreement is qualified in its entirety by the terms and conditions of the Asset Purchase Agreement, which is filed as Exhibit 99.2 hereto, and incorporated herein by reference.

Except as set forth in this statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of Company including, but not limited to, transfer of or voting of any of the securities of Company, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over such securities (except that disclosure of standard default and similar provisions contained in loan agreements).

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of June 26, 2013, by and among the Reporting Persons.

99.2	Asset Purchase Agreement, dated Jun 17, 2013, by and between Tiger Media Yaoyang, Tiger Media, Inc. and Symbol Media, Inc.

CUSIP No. G88685105	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2013

MOJICA LIMITED

By:	/s/ Tan Wei Han
Name:	Tan Wei Han
Title:	Director

TGC Partners Limited

By:	/s/ Peter Tan
Name:	Peter Tan
Title:	Managing Director

PETER TAN

/s/ Peter Tan

STEPHEN ZHU

/s/ Stephen Zhu